SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

iPass Inc.
_____________________________________________________________________________
(NAME OF ISSUER)

__________________Shares of Common Stock, $0.001 par value per share______________
(Title of Class of Securities)

46261V108
_____________________________________________________________________________
(CUSIP NUMBER)

Neil Weiner
Foxhill Capital Partners, LLC
502 Carnegie Center, Suite 104
Princeton, New Jersey  08540
(609) 720-1700
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2008
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 46261V108	13D

1		NAME OF REPORTING PERSONS Foxhill Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,572,048
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,572,048
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* PN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 46261V108	13D

1		NAME OF REPORTING PERSONS Foxhill Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,572,048
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,572,048
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* PN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 46261V108	13D

1		NAME OF REPORTING PERSONS Foxhill Opportunity Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,572,048
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,572,048
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 46261V108	13D

1		NAME OF REPORTING PERSONS Foxhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,572,048
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,572,048
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IA, OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 46261V108	13D

1		NAME OF REPORTING PERSONS Foxhill Capital (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,572,048
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,572,048
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 46261V108	13D

1		NAME OF REPORTING PERSONS Neil Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,572,048
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,572,048
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.	Security and Issuer

            This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of iPass Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3800 Bridge Parkway, Redwood Shores, CA 94065.

Item 2.	Identity and Background

(a) – (c)  This Statement is being filed by Foxhill Opportunity Master Fund, L.P. (“Foxhill Master Fund”), Foxhill Opportunity Fund, L.P. (“Foxhill Opportunity”), Foxhill Opportunity Offshore Fund, Ltd. (“Foxhill Offshore”), Foxhill Capital Partners, LLC (“Foxhill Capital”), Foxhill Capital (GP), LLC (“Foxhill GP”), and Neil Weiner (collectively, the “Reporting Persons”).

Foxhill Master Fund is a Cayman Islands exempted limited partnership.  The principal business of Foxhill Master Fund is acting as a collective investment vehicle.  The address of the principal business and principal office of Foxhill Master Fund is c/o Goldman Sachs (Cayman) Trust Ltd., Harbour Center, 2nd Floor, N. Church St, PO Box 896, Georgetown, Grand Cayman, Cayman Islands, BWI.

The general partners of Foxhill Master Fund are Foxhill Opportunity and Foxhill Offshore.  Foxhill Opportunity is a Delaware limited partnership.  The principal business of Foxhill Opportunity is serving as the general partner of, and investing in, Foxhill Master Fund.  The address of the principal business and principal office of Foxhill Opportunity is 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

Foxhill Offshore is a Cayman Islands exempted company.  The principal business of Foxhill Offshore is serving as the general partner of, and investing in, Foxhill Master Fund.  The address of the principal business and principal office of Foxhill Offshore is c/o Goldman Sachs (Cayman) Trust Ltd., Harbour Center, 2nd Floor, N. Church St, PO Box 896, Georgetown, Grand Cayman, Cayman Islands, BWI. The directors of Foxhill Offshore and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.  Foxhill Offshore has no executive officers.

The investment manager of each of Foxhill Opportunity and Foxhill Offshore is Foxhill Capital.  Foxhill Capital is a Delaware limited liability company.  The principal business of Foxhill Capital is providing investment management services.  The address of the principal business and principal office of Foxhill Capital is 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

The general partner of Foxhill Opportunity is Foxhill GP.  Foxhill GP is a Delaware limited liability company.  The principal business of Foxhill GP is serving as the general partner of Foxhill Opportunity.  The address of the principal business and principal office of Foxhill Capital is 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

The managing member of each of Foxhill Capital and Foxhill GP is Neil Weiner.  The principal occupation of Mr. Weiner is serving as managing member of those entities.  The business address of Mr. Weiner is c/o Foxhill Capital Partners, LLC, 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540

(d) – (e)  None of the Reporting Persons or any other person identified in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Neil Weiner is a citizen of the United States, Tammy W. Seymour is a citizen of the Cayman Islands and Blair Brinkley is a citizen of Canada.

Item 3.	Source and Amount of Funds

              Foxhill Master Fund, in the aggregate, has expended $11,111,092 in acquiring the Common Stock of the Issuer.  This amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Foxhill Master Fund.

Item 4.	Purpose of the Transaction

The acquisitions of the Common Stock were made for investment in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Over the last few months, certain Reporting Persons have communicated to the Board of Directors of the Issuer views regarding several critical issues facing the Issuer.  Most recently, on June 2, 2008, Mr. Weiner participated in a teleconference with three members of the Board: Allen R. Spies, who serves as the Issuer’s lead independent director, Peter Clapman and Michael McConnell. On June 25, 2008, Mr. Weiner sent a letter to Mr. Spies, a copy of which is filed as Exhibit 2 to this Statement and is incorporated herein by reference, summarizing the concerns Mr. Weiner raised during the call.

 The Reporting Persons, at any time and from time to time, may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons may seek representation on the Board of Directors of the Issuer and/or may seek to work with the Issuer’s management and Board of Directors regarding potential strategies to increase shareholder value.  The Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization.  Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, at any time and from time to time, may review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)           As of July 18, 2008, Foxhill Master Fund beneficially owns 3,572,048 shares of Common Stock of the Issuer, representing approximately 5.8% of the Issuer’s outstanding shares of Common Stock, which percentage is based upon the 61,810,202 shares of Common Stock issued and outstanding as of April 30, 2008 as reported in a Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 9, 2008 (the “Issued and Outstanding Shares”).

As the general partners of Foxhill Master Fund, each of Foxhill Opportunity and Foxhill Offshore may be deemed to beneficially own the 3,572,048 shares of Common Stock owned by Foxhill Master Fund, representing approximately 5.8% of the Issued and Outstanding Shares.

By virtue of an investment management agreement with Foxhill Opportunity and Foxhill Offshore, Foxhill Capital may be deemed to beneficially own the 3,572,048 shares of Common Stock owned by Foxhill Master Fund, representing approximately 5.8% of the Issued and Outstanding Shares.  As the general partner of Foxhill Opportunity, Foxhill GP may be deemed to beneficially own the 3,572,048 shares of Common Stock owned by Foxhill Master Fund, representing approximately 5.8% of the Issued and Outstanding Shares.

As the managing member of Foxhill GP and Foxhill Capital, Neil Weiner may be deemed to beneficially own the 3,572,048 shares of Common Stock owned by Foxhill Master Fund, representing approximately 5.8% of the Issued and Outstanding Shares.  Mr. Weiner has sole voting and dispositive power with respect to the 3,572,048 shares of Common Stock owned by Foxhill Master Fund.  Mr. Weiner disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

(b)           Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).  Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such Reporting Person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Persons within the same chain of ownership.  Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c)           The transactions in the Issuer’s Common Stock by Reporting Persons in the last sixty days are listed in Schedule II attached hereto and incorporated herein by reference.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               The Reporting Persons are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto.  A copy of such agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

    Exhibit 1.    Joint filing agreement by and among the Reporting Persons dated July 21, 2008.

    Exhibit 2.    Letter dated June 25, 2008 to the Lead Independent Director of iPass Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2008	FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Authorized Person

FOXHILL OPPORTUNITY FUND, L.P.

By: FOXHILL CAPITAL (GP), LLC, general partner

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Director

FOXHILL CAPITAL (GP), LLC

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Managing Member

FOXHILL CAPITAL PARTNERS, LLC

By: /s/ Neil Weiner
Name: Neil Weiner
Title: Managing Member

/s/ Neil Weiner
Neil Weiner

SCHEDULE I

Directors of Foxhill Opportunity Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Neil Weiner Director	Managing Member of Foxhill Capital Partners, LLC and Foxhill Capital (GP), LLC	Foxhill Capital Partners, LLC 502 Carnegie Center Suite 104 Princeton, New Jersey 08540
Tammy W. Seymour Director	Employee of dms Management Ltd.	dms Management Ltd. dms House PO Box 31910 Grand Cayman KY1-1208 Cayman Islands
Blair Brinkley Director	Employee of dms Management Ltd.	dms Management Ltd. dms House PO Box 31910 Grand Cayman KY1-1208 Cayman Islands

SCHEDULE II

Transaction Date (all transactions for the account of Foxhill Master Fund)	Buy/(Sell)	Number of Shares	Price Per Share (US $) (including commissions)
5/9/2008	BUY	200,000	2.17730
5/19/2008	BUY	10,000	2.22850
5/20/2008	BUY	10,000	2.20740
5/21/2008	BUY	34,764	2.10550
5/22/2008	BUY	39,101	2.05370
5/23/2008	BUY	23,300	2.11510
5/27/2008	BUY	25,000	2.13210
5/28/2008	BUY	10,000	2.19730
5/29/2008	BUY	25,000	2.17690
5/30/2008	BUY	200,000	2.15470
6/2/2008	BUY	20,000	2.13330
6/9/2008	BUY	5,000	2.26570
6/11/2008	BUY	50,000	2.12320
6/12/2008	BUY	25,000	2.11940
6/18/2008	BUY	17,600	2.10800
6/19/2008	BUY	10,000	2.11000
6/20/2008	BUY	20,000	2.07940
6/23/2008	BUY	10,000	2.06000
6/23/2008	BUY	10,000	2.05840
6/24/2008	BUY	20,000	2.05870
6/25/2008	BUY	50,000	2.04940
6/26/2008	BUY	20,000	2.02700
6/27/2008	BUY	51,400	2.03110
6/30/2008	BUY	50,000	2.12140
7/1/2008	BUY	2,600	2.00000
7/1/2008	BUY	10,000	2.01000
7/3/2008	BUY	10,000	2.00000
7/7/2008	BUY	70,300	1.92980
7/8/2008	BUY	30,000	1.86200
7/9/2008	BUY	102,732	1.85270
7/10/2008	BUY	300,000	1.73220
7/11/2008	BUY	50,000	1.68500
7/14/2008	BUY	20,000	1.73000
7/14/2008	BUY	50,000	1.63240
7/15/2008	BUY	17,300	1.63000

All transactions were effectuated in the open market through a broker.